Exhibit 12

Horace Mann Educators Corporation
Statement Regarding Computation of Ratios
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31, 2017, 2016, 2015, 2014 and 2013
(Dollars in millions)

	Year Ended December 31,
	2017		2016		2015		2014		2013
Fixed charges:
Interest expense	$11.9		$11.8		$13.1		$14.2		$14.2
Interest credited to policyholders on investment contracts and life insurance products with account values	198.6		192.0		182.8		176.1		169.9

Total fixed charges	$210.5		$203.8		$195.9		$190.3		$184.1

Earnings:
Income before income taxes	$88.7		$114.2		$129.5		$146.1		$154.1
Add: Interest expense	11.9		11.8		13.1		14.2		14.2

Subtotal – earnings before interest expense	100.6		126.0		142.6		160.3		168.3

Add: Interest credited to policyholders on investment contracts and life insurance products with account values	198.6		192.0		182.8		176.1		169.9

Earnings before fixed charges	$299.2		$318.0		$325.4		$336.4		$338.2

Ratio of earnings to fixed charges	1.4	x	1.6	x	1.7	x	1.8	x	1.8	x

Supplemental information (A):

Ratio of earnings before interest expense to interest expense	8.5	x	10.7	x	10.9	x	11.3	x	11.9	x

(A)
Fixed charges and earnings in this calculation do not include interest credited to policyholders on investment contracts and life insurance products with account values. This adjusted coverage ratio is not required, but is provided as supplemental information because it is commonly used by individuals who analyze the Company’s results.